

Mail Stop 4561

October 26, 2015

Dr. Calvin H. Knowlton, Ph.D.
Chief Executive Officer
Tabula Rasa HealthCare, Inc.
110 Marter Avenue, Suite 309,
Moorestown, NJ 08057

      Re: Tabula Rasa HealthCare, Inc.
              Amendment No. 1 to Draft Registration Statement on Form S-1
              Submitted October 8, 2015
              CIK No. 0001651561

Dear Dr. Knowlton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2015 letter.

Prospectus Summary

Overview, page 1

1.   We note your responses to prior comments 20 and 30. Please revise here and in your management's discussion and analysis and business sections to place more of an emphasis on your role as a prescription fulfillment pharmacy. In this regard, the disclosure currently focuses on your technology solutions that help distinguish you from other prescription fulfillment pharmacies but does not appear to fully convey the significance of prescription fulfillment pharmacy activities to your business.

2.   We note that your products and services are built around your MRM Matrix technology. Please revise here or elsewhere to clarify whether you currently offer products or services that allow a client to access your MRM Matrix technology without also purchasing prescription drugs through your prescription fulfillment pharmacies.

Market Opportunity, page 2

3.   Revisions made in response to prior comment 2 indicate that $271 billion was spent on prescription drugs in 2013. Please revise further to disclose the amount spent on prescription drugs by the types of organizations you currently offer, or intend to offer, your products and services.

Our Strengths

Recurring Revenue Model with Significant Operating Leverage, page 5

4.   We note your response to prior comment 22 indicating that PMPM fees vary directly with the actual number of members serviced by your clients and that revenues from prescriptions vary by actual medications dispensed. In light of such variability, please explain to us the basis for your disclosure that you have recurring and predictable revenues and that multi-year client contracts provide significant visibility into your future cash flows.

Our Strategy

Further Penetrate and Grow with the Expansion of Our Current At-Risk Markets…, page 5

5.   Your response to prior comment 16 indicates that you commissioned the report from Altitude Edge. Please revise your disclosure here and elsewhere to clarify that Altitude Edge prepared this report. Additionally, file a consent from Altitude Edge as an exhibit to the registration statement pursuant to Securities Act Rule 436. Lastly, please advise whether Altitude Edge is a related party. In this regard, we note that Altitude Edge Consulting, LLC was a related party of Capstone Performance Systems, LLC.

Summary Consolidated Financial Data, page 11

6.   We note your revised disclosure in response to prior comment 9. Please revise to clarify that the pro forma presentation assumes the debt repayment as of the beginning of the reporting period. Additionally, it appears that you removed the pro forma impact attributable to the conversion of redeemable convertible preferred stock as reflected in the pro forma disclosures on pages F-42 and F-60. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results of Operations

Revenue

Product Revenue, page 61

7.   We note your response to prior comment 20 that the company does not believe disclosing the revenue generated from any one component of the bundled medication risk mitigation contracts provides relevant information to the users of the financial information. We further note your response to prior comment 22 that revenues from prescriptions vary by actual medications dispensed. In light of the significance and variability of dispensing fees and prescription revenues, please revise your MD&A disclosures to quantify dispensing fees revenues and prescription medication sales, separately quantifying the two revenue streams, to provide users with an understanding of the significant components and potential variability of your product revenues. Revise your disclosure to describe the variability associated with these revenue streams. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Cost of Revenue

Product Cost, page 62

8.   We note your response to prior comment 20 and the amounts of the product revenue components you provide on a supplemental basis. Your disclosure regarding cost of product revenues includes numerous items contained within this line item. Please tell us the amount of costs that relate to the purchase price of the prescription medications dispensed for each period and explain the levels of revenues generated from prescription sales, exclusive of dispensing fees, in relation to inventory balances reported. Describe for us the timing of your purchase of pharmaceutical products from your supplier and your delivery of medication to healthcare organizations.

Business

Our Software and Services

Our Software, page 94

9.   Your response to prior comment 31 states that you intend to ultimately market the MedWise Advisor software under a SaaS model but that it has not reached a marketable stage and is only in the pilot stage. Please revise here and elsewhere to clarify this.

Our Services

Adherence-Packaging Prescription Fulfillment, page 97

10. We note your responses to prior comments 13 and 14 that you are not substantially dependent on your group purchasing membership agreement or your agreements with AmerisourceBergen Drug Corporation, and thus, are not required to file these agreements. Please advise us of the percentage of your pharmaceutical products that you purchase from AmerisourceBergen Drug Corporation pursuant to the group purchasing membership agreement. In this regard, we note that substantially all of your revenue comes from dispensing fees and prescription medication charges and that you currently purchase a substantial amount of your pharmaceutical products from AmerisourceBergen Drug Corporation pursuant to the group purchasing membership agreement. Additionally, please further revise this section to describe the material terms of these agreements. Include a discussion of the terms of the agreements, a summary of the terminations provisions and a discussion of any significant rights and obligations such as a minimum purchase commitment.

Our Competitive Landscape, page 100

11. Please consider revising this section to provide a more detailed discussion of your competitive landscape. For example, disclose an estimate of your number of competitors and your competitive position for your specific products or solutions and markets or care settings. See Item 101(c)(1)(x) of Regulation S-K.

Executive Compensation

Narrative to Summary Compensation Table

Employment Agreements, page 114

12. We note that you expect to enter into employment agreements with each of your named executive officers prior to the completion of this offering. Please ensure you revise to provide a summary of the material terms of these agreements. Additionally, clarify whether these agreements are expected to be entered into prior to the effective date of this registration statement, and if so, file each such agreement as an exhibit

Financial Statements

Tabula Rasa HealthCare, Inc. Audited Financial Statements

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

(b) Revenue Recognition

Product Revenue, page F-9

13.   We note your expanded disclosure in response to prior comment 33 indicating that the company does not provide any of these services on a stand-alone basis. In your response to prior comment 30, you indicate that the company's technology platform and cloud-based solutions are a competitive advantage and that the fees and prescription drug prices are negotiated on a bundled basis with compensation for the services provided built into the pricing of the revenue generating components. The description of revenue recognition related to each revenue component suggests the components may be accounted for as separate units of accounting. Please tell us whether the components are separate units of accounting, and if so, your basis for the conclusion. If the components are separate units of accounting, revise your disclosure to describe the significant factors, inputs, assumptions and methods used to determine selling price for the significant deliverables. Please similarly revise your disclosure regarding service revenues. Refer to ASC 605-25-50-2(e) and (f).

14.   In your response to prior comment 30, you indicate that the company does not receive direct compensation for pharmacists providing guidance and consultation through the use of your medication management technology and that compensation for the services provided are built into the pricing of the revenue generating components. Your disclosure indicates that PMPM fees are for medication risk management services. Please describe for us what services are considered medication risk management services and what services are priced into each of the revenue generating components. Describe for us how the dispensing fee is determined and how significant it is compared to the price paid by the client for the medication dispensed. Although the company considers the economics of the entire client relationship, in light of the nature of dispensing fees and PMPM as services being provided and not product sales, please further explain to us your basis for not presenting these revenues as services revenues. Refer to Rule 5-03(b) of Regulation S-X.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Attorney-Advisor, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Service

cc: James W. McKenzie, Jr., Esq.
        Morgan, Lewis & Bockius LLP